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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                                 CRIIMI MAE Inc.
                               (Name of applicant)

                         11200 Rockville Pike, Rockville
                                 Maryland 20852
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS AMOUNT                                AMOUNT
  20% Series B Senior Secured Notes due 2006                $50,000,000

Approximate date of proposed issuance:  The effective date of the applicant's
                                        Third Amended Joint Plan of
                                        Reorganization

Name and address of agent for service:  David B. Iannarone
                                        CRIIMI MAE Inc.
                                        11200 Rockville Pike
                                        Rockville, Maryland 20852
                                        (301) 816-2300

                                        With a copy to:

                                        Alan L. Laves, P.C.
                                        Akin, Gump, Strauss, Hauer & Feld,
                                        L.L.P.
                                        816 Congress Avenue, Suite 1100
                                        Austin, Texas 78701
                                        Telephone: (512) 499-6200
                                        Facsimile: (512) 499-6290

                                        Kim E. Ramsey, P.C.
                                        Akin, Gump, Strauss, Hauer & Feld,
                                        L.L.P.
                                        300 Convent Street, Suite 1500
                                        San Antonio, Texas 78205
                                        Telephone: (210) 281-7000
                                        Facsimile: (210) 244-2035


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                                                      GENERAL

         1. GENERAL INFORMATION. Furnish the following information as to the applicant:

                  (a)      Form of organization: Corporation.

                  (b) State or other sovereign power under the laws of which organized: Maryland

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                  The applicant's Third Amended Joint Plan of Reorganization (the "Plan of Reorganization") contemplates, among other matters, the issuance (on the effective date of the Plan of Reorganization) of the applicant's 20% Series B Senior Secured Notes due 2006 (the "Notes") and 11.75% Series A Senior Secured Notes due 2005 (addressed by another Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 filed concurrently herewith) in exchange for the applicant's 9.125% Senior Notes due 2002 and certain general unsecured claims, with each holder of a 9.125% Senior Note and each holder of a general unsecured claim (except those electing convenience claim treatment) receiving on the effective date of the Plan of Reorganization a Note and a 11.75% Series A Senior Secured Note representing its pro rata portion of the aggregate principal amount of the Notes and the aggregate principal amount of the 11.75% Series A Senior Secured Notes, respectively.

                  In reliance upon the exemption from registration under the Securities Act of 1933 (the "Securities Act") provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), the applicant has not filed a registration statement under the Securities Act or any state securities laws with respect to the Notes. Section 1145(a)(1) of the Bankruptcy Code exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of Section 5 of the Securities Act and state securities laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and
(iii) the securities are issued in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property.


                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                  The following diagram sets forth all affiliates of the applicant, including the bases of control with respect to such affiliates, as of June 30, 2000.


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                                [AFFILIATE CHART]



                  The applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the effective date of the Plan of Reorganization.

                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                  Except as otherwise noted below, the address for each director and executive officer listed below is 11200 Rockville Pike, Rockville, Maryland 20852.

                  It is expected that certain directors of the applicant will resign and certain new directors will be appointed on or before the effective date of the applicant's Plan of Reorganization.

            NAME                               OFFICE

William B. Dockser                   Chairman of the Board and Director

H. William Willoughby                President, Secretary and Director

Cynthia O. Azzara                    Senior Vice President, Chief Financial
                                              Officer and Treasurer

David B. Iannarone                   Senior Vice President and General Counsel

Brian L. Hanson                      Senior Vice President/Servicing

Garrett G. Carlson, Sr.              Director
                                     P.O. Box 1826
                                     Naples, Florida 34106-1826

G. Richard Dunnells                  Director
                                     2100 Pennsylvania Avenue, N.W.,
                                     Washington, D.C. 20037

Robert J. Merrick                    Director


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                                     211 Randolph Square Lane
                                     Richmond, Virginia 23233

Robert E. Woods                      Director
                                     1221 Avenue of the Americas, 12th Floor
                                     New York, New York 10020

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                  None as of June 30, 2000.


                                  UNDERWRITERS

         6.       UNDERWRITERS. Give the name and complete mailing address of
(a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a).

DATE              UNDERWRITER                             SECURITY

November          Merrill Lynch & Co.                     9.5% Senior Notes due
21, 1997          World Financial Center, North Tower     2002 ($100,000,000 in
                  New York, NY 10281-1201                 principal amount)

                  Lehman Brothers
                  C/O Merrill Lynch & Co.
                  World Financial Center, North Tower
                  New York, NY 10281-1201

January 28,       Prudential Securities Incorporated      Common Stock
1998              Equity Transactions Group               (2,100,000 shares)
                  One New York Plaza, 16th Floor
                  New York, NY 10292-2016

February 6,       Prudential Securities Incorporated      Common Stock-
1998              Equity Transactions Group               overallotment 289,000
                  One New York Plaza, 16th Floor          shares)
                  New York, NY 10292-2016

March 25,         Prudential Securities Incorporated      Common Stock
1998              Equity Transactions Group               (2,600,000 shares)
                  One New York Plaza, 16th Floor
                  New York, NY 10292-2016


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                  Friedman, Billings, Ramsey & Co., Inc.
                  Potomac Tower
                  1001 Nineteenth Street North
                  Arlington, VA 22209

         (b)      None.


                               CAPITAL SECURITIES

         7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.


                                                        NUMBER OF SHARES                 NUMBER OF SHARES
                         TITLE OF CLASS              AUTHORIZED OR ORIGINAL          OUTSTANDING OR PRINCIPAL
                         --------------                 PRINCIPAL AMOUNT                AMOUNT OUTSTANDING
                                                        ----------------                ------------------
AS OF JUNE 30, 2000:

Common Stock, par value $0.01 per share                    120,000,000                        62,353,170

Series B Cumulative Convertible                              3,000,000                         1,593,982
Preferred Stock, par value $0.01 per share

Series C Cumulative Convertible                                300,000                                 -
Preferred Stock, par value $0.01 per share

Series D Cumulative Convertible                                300,000                           100,000
Preferred Stock, par value $0.01 per share

Series E Cumulative Convertible                                203,000                           103,000
Preferred Stock, par value $0.01 per share

Series F Redeemable Dividend                                 1,610,000                           586,354
Preferred Stock, par value $0.01 per share

9.125% Senior Notes due 2002                              $100,000,000                      $100,000,000

AS OF THE EFFECTIVE DATE OF THE PLAN OF
---------------------------------------
REORGANIZATION:
---------------

Common Stock, par value $0.01 per share                    375,000,000                        64,220,287(1)

Series B Cumulative Convertible                              3,000,000                         1,593,982
Preferred Stock, par value $0.01 per share

Series C Cumulative Convertible                                300,000                                 -
Preferred Stock, par value $0.01 per share

Series D Cumulative Convertible                                300,000                                 -
Preferred Stock, par value $0.01 per share

Series E Cumulative Convertible                                203,000                           203,000
Preferred Stock, par value $0.01 per share

Series F Redeemable Dividend                                 1,610,000                           586,354


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                                                        NUMBER OF SHARES                 NUMBER OF SHARES
                         TITLE OF CLASS              AUTHORIZED OR ORIGINAL          OUTSTANDING OR PRINCIPAL
                         --------------                 PRINCIPAL AMOUNT                AMOUNT OUTSTANDING
                                                        ----------------                ------------------

Preferred Stock, par value $0.01 per share
Series G Redeemable Dividend                                 3,760,000                         3,741,191(2)
Preferred Stock, par value $0.01 per share

11.75% Series A Senior Secured Notes due 2005             $105,000,000                      $105,000,000

20% Series B Senior Secured Notes due 2006                 $50,000,000(3)                    $50,000,000(3)


(1) Represents an estimated number and assumes the payment on the effective date of the Plan of Reorganization of accrued dividends in common stock with respect to Series C, D and E preferred stock. The Plan of Reorganization also contemplates the possible payment of accrued dividends in common stock with respect to Series B and F preferred stock which, if such payment were effected wholly in common stock as to both series, would result in an estimated 70,111,701 shares of outstanding common stock.

(2) Represents an estimated number and assumes an effective date of the Plan of Reorganization prior to the conversion period applicable to the Series G Redeemable Dividend Preferred Stock. On September 11, 2000, the applicant declared a stock dividend for common shareholders of record as of October 27, 2000. The dividend will be payable on November 13, 2000 in the form of Series G Redeemable Dividend Preferred Stock. The conversion period applicable to the Series G Redeemable Dividend Preferred Stock shall commence on February 21, 2001 and end on March 6, 2001.

(3)  Represent estimated numbers.

                  (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  Each share of the applicant's common stock entitles the holder thereof to one vote at all meetings of the applicant's common stockholders.


                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.(1)

(A)      Events of Default and Notice of Default.

The following are Events of Default under the Indenture:

                  (a) default for 30 days in the payment when due of interest on the Notes;

                  (b) default in payment when due of the principal of the Notes;

----------
(1) All Capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the indenture, between the applicant and the trustee to be named therein, that the Notes will be issued under. Company shall mean CRIIMI MAE Inc.


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

                  (c) failure by the Company to make a mandatory redemption or purchase required by Section 3.08, 4.10 or 4.15 hereof;

                  (d) failure by the Company or any of its Restricted Subsidiaries for 60 days after receipt of notice to comply with any of its other agreements in this Indenture, the Collateral Agreements or the Notes;

                  (e) default under any material agreement or instrument governing, evidencing or securing the Merrill/GACC Debt and expiration of all applicable cure periods, which default results in the acceleration of such Indebtedness prior to its express maturity and either (i) foreclosure by Merrill and GACC against collateral securing such Indebtedness or (ii) a material improvement in Merrill's and GACC's rights, remedies, powers or privileges with respect to such Indebtedness pursuant to one or more amendments, supplements or other modifications to agreements or instruments governing, evidencing or securing such Indebtedness;

                  (f) the Company pursuant to or within the meaning of any Bankruptcy Law:

                           (i)      commences a voluntary case,

                           (ii)     consents to the entry of an order for relief
against it in an involuntary case,

                           (iii)    consents to the appointment of a Custodian
of it or for all or substantially all of its property,

                           (iv)     makes a general assignment for the benefit
of its creditors, or

                           (v)      generally is not paying its debts as they
become due; or

                  (g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (i)      is for relief against the Company in an
involuntary case;

                           (ii)     appoints a Custodian of the Company or for
all or substantially all of the property of the Company; or

                           (iii)    orders the liquidation of the Company;

and the order or decree remains unstayed and in effect for 60 consecutive days.

(B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

         One Officer shall sign the Notes for the Company by manual or facsimile signature. The Company's seal may be reproduced on the Notes and may be in facsimile form.


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

         If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

         A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

         The Trustee shall, upon a written order of the Company signed by two Officers (an "AUTHENTICATION Order"), (i) authenticate Notes for original issue on the Issue Date up to the aggregate principal amount stated in the first clause of the last sentence of the first paragraph of Section 4 of the Notes and
(ii) from time to time after the Issue Date, to the extent required by Section 1 of the Notes, authenticate Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the amount specified in Section 4 of the Notes except as provided in Section 2.07 hereof.

                  The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

                  The Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof, except that (i) Notes may be originally issued in such denominations as may be required under the Reorganization Plan, and (ii) Additional Notes may be originally issued in such denominations as may be required under Section 1 of the Notes, and in each case such Notes may be subsequently transferred in such denominations.

                  There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange, as provided in the Plan of Reorganization.

(C)      Release of Property Subject to the Lien of the Indenture.

                  Subject to this Article 10, and the terms and conditions set forth in the Collateral Agreements, Collateral shall be released from the Lien and security interest created by the Collateral Agreements (i) upon the sale or other disposition thereof to the extent consummated pursuant to and in compliance with the requirements of Section 4.10 or one of the exceptions to the definition of the term "Asset Sale" set forth in such definition, (ii) in the case of Collateral constituting cash or Cash Equivalents, upon the investment thereof pursuant to and in compliance with the other terms of this Indenture;
(iii) with respect to Net Proceeds, upon reinvestment thereof or use thereof to repay Indebtedness, in either case pursuant to and in compliance with Section
4.10 and any relevant Collateral Agreements, and (iv) as permitted under Sections ____ and ____ of the Security Agreement. [IN ADDITION, SECOND LIEN COLLATERAL AND THIRD LIEN COLLATERAL SHALL BE RELEASED FROM THE LIEN AND SECURITY INTEREST CREATED BY THE COLLATERAL AGREEMENTS IF AND TO THE EXTENT THAT AN INTERCREDITOR AGREEMENT OBLIGATES THE COLLATERAL AGENT TO RELEASE SUCH COLLATERAL.]


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

                  At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated (whether by declaration or otherwise), no release of Collateral pursuant to the provisions of the Collateral Agreements shall be effective as against the Holders.

                  The release of any Collateral from the terms of the Indenture and the Collateral Agreements shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms of such Collateral Agreements.

(D)      Satisfaction and Discharge of the Indenture.

                  This Indenture shall upon Company request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes, and the Trustee, at the expense of the Company, shall, upon payment of all amounts due to the Trustee under Section 7.07 hereof, execute proper instruments acknowledging satisfaction and discharge of this Indenture when

                  (a)      either

                           (1)      all Notes theretofore authenticated and
delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced as provided in Section 2.07 hereof or paid and (ii) Notes for whose payment money or Government Securities have theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 2.04 hereof) have been delivered to the Trustee for cancellation, or

                           (2)      all such Notes not theretofore delivered to
the Trustee for cancellation

                                    (i)   have become due and payable, or

                                    (ii)  will become due and payable at their
final Stated Maturity within one year, or

                                    (iii) are to be called for redemption within
one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company, in the case of clause (2)(i), (2)(ii) or (2)(iii) above, has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the final Stated Maturity or Redemption Date, as the case may be, together with the Company order irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;


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

                  (b) the Company has paid or caused to be paid all other sums then due and payable hereunder by the Company; and

                  (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent herein relating to the satisfaction and discharge of this Indenture have been complied with.

                  Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 7.07 hereof and, if the money shall have been deposited with the Trustee pursuant to this Section, the obligations of the Trustee under Section 11.02 hereof and the last paragraph of Section 2.04 hereof and the Trustee's rights under Article 7 hereof shall survive.

(E)      Evidence as to Compliance with Conditions and Covenants.

                  The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that, to his or her knowledge, no Default or Event of Default exists (or, if a Default or Event of Default exists, describing such Default or Event of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

                  The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.


         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

                  (a)      Pages numbered 1 to __, consecutively.

                  (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.

                  (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.


Exhibit T3A.      Articles of Incorporation, as amended and supplemented, of the applicant. Incorporated by reference to Exhibits (i) 3(d),
                  (ii) 3(c),


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

                  (iii) 4.1, (iv) A to Exhibit 99.1, (v) 99.2, (vi) 3.2, (vii)
                  3(k), (viii) 3.1 and (ix) 3.3 to (i) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (iii) the Registration Statement on Form S-3, (iv) a Current Report on Form 8-K, (v) a Current Report on Form 8-K,
                  (vi) a Current Report on Form 8-K, (vii) the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (viii) a Current Report on Form 8-K and (ix) a Current Report on Form 8-K, respectively, filed on (i) April 13, 1993, (ii) February 23, 1998, (iii) August 7, 1996, (iv) April 10, 2000, (v) April
                  10, 2000, (vi) September 14, 2000, (vii) April 14, 2000,
                  (viii) September 14, 2000 and (ix) September 14, 2000, respectively, with the Securities and Exchange Commission. The Articles of Incorporation, as amended and supplemented, will be amended and restated in connection with the Plan of Reorganization. The form of Amended and Restated Articles of Incorporation of the applicant is attached as Exhibit E to the Second Amended Joint Disclosure Statement.

Exhibit T3B.      Amended and Restated Bylaws of the applicant. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form
                  S-3 filed on June 9, 1997 with the Securities and Exchange
                  Commission. The Bylaws will be amended and restated in connection with the Plan of Reorganization. The form of Amended and Restated Bylaws of the applicant is attached as Exhibit F to the Second Amended Joint Disclosure Statement.

Exhibit T3C.      Form of the Series B Senior Note Indenture between the Company and the trustee to be named therein. To be filed by amendment.

Exhibit T3D.      Not applicable.

Exhibit T3E.      Second Amended Joint Disclosure Statement. Incorporated by
                  reference to Exhibit __ to Current Report on Form 8-K filed on September __, 2000 with the Securities and Exchange
                  Commission.

Exhibit T3F.      A cross reference sheet showing the location in the Series B
                  Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939. To be filed by amendment.


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

                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CRIIMI MAE Inc., a corporation organized and existing under the laws of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rockville, and State of Maryland, on the 15th day of September 2000.


                                 CRIIMI MAE INC.



                      [SEAL]     By /s/ William B. Dockser
                                   ---------------------------------------------
                                 William B. Dockser
                                 Chairman of the Board



Attest   /s/ David B. Iannarone
         -----------------------------------------------
         David B. Iannarone
         Senior Vice President and General Counsel


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